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                          June 29, 2020

       Mitchell S. Steiner, M.D.
       Chairman, President and Chief Executive Officer
       Veru Inc.
       48 NW 25th Street
       Suite 102
       Miami, Florida 33127

                                                        Re: Veru Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-239493

       Dear Dr. Steiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Benjamin G. Lombard,
Esq.